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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.         )*



                           PrimeEnergy Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $.10 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  74158E104
                     -----------------------------------
                                (CUSIP Number)

                                James F. Gilbert

           4015 Holland #101, Dallas, TX 75291  (214) 526-2030
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                May 31, 1996
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 5 Pages
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                                 SCHEDULE 13D

CUSIP NO.  74158E104                                           PAGE 2 OF 5 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Matthias Eckenstein

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

           PF

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Switzerland

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                       252,829

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                          -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                       252,829

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                          -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           252,829

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.3

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           IN

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.


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                                                               Page 3 of 5 pages

Item 1. Security and Issuer.

        This Schedule 13D relates to the Common Stock, $.10 par value, (the "Common Stock") of PrimeEnergy Corporation, a Delaware corporation ("PrimeEnergy"). The principal executive office of PrimeEnergy is located at One Landmark Square, Stamford, Connecticut 06901.

Item 2. Identity and Background.

        This Schedule 13D is being filed on behalf of Mr. Matthias Eckenstein. Mr. Eckenstein, who is a citizen of Switzerland, is an investor, architect and developer. His business address is Solothurner Strasse 94, 4008 Basel, Switzerland. Mr. Eckenstein is at present a Director of PrimeEnergy, the issuer of the securities to which this Schedule relates and has held that position since August, 1989.

        Mr. Eckenstein has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The shares of the Common Stock held by Mr. Eckenstein were acquired utilizing personal funds of Mr. Eckenstein. An aggregate of 138,460 of the shares held by him were acquired in payment of an outstanding unsecured note in the principal amount of $415,380 from an individual, Mr. Charles E. Drimal, Jr., a Director and President of PrimeEnergy.

        No borrowed funds were used in connection with the purchase or acquisition of the shares of the Common stock.
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                                                               Page 4 of 5 pages

Item 4. Purpose of Transaction.

        The shares of the Common Stock held by Mr. Eckenstein were acquired as an investment. As noted, Mr. Eckenstein is a Director of PrimeEnergy. Although Mr. Eckenstein may develop other plans or proposals in the future, at present he has no plans or proposals which relate to or would result in:

        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        Mr. Eckenstein is the beneficial owner of an aggregate of 252,829 shares of the Common Stock, all of which are held directly and as to all of which shares Mr. Eckenstein has sole voting and dispositive power. As reported in PrimeEnergy's Form 10-C for the period ended May 31, 1996, there is outstanding 4,806,399 shares of the Common Stock, resulting in the beneficial ownership by Mr. Eckenstein of 5.3% of the outstanding Common Stock at that date.
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                                                               Page 5 of 5 pages

        Mr. Eckenstein previously has reported the beneficial ownership of 92,000 shares of the Common Stock held of record by Arctic, Inc., a Panamanian corporation controlled by Mr. Eckenstein, which shares were transferred directly to Mr. Eckenstein in May, 1996. With the exception of that transfer, there have been no transactions by Mr. Eckenstein in the Common Stock in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        There are no contracts, arrangements or understandings of any kind, legal or otherwise, between Mr. Eckenstein and any person with respect to any securities of the issuer. As noted, Mr. Eckenstein is a Director of PrimeEnergy.

Item 7. Material Required to be Filed as Exhibits.

        There are no exhibits filed with this Schedule.

                                   Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 1996



                                         /s/ Matthias Eckenstein
                                         --------------------------------------
                                         Matthias Eckenstein